First Cova Life Insurance Company
                                  120 Broadway
                            New York, New York 10271






ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached. The effective date of this Endorsement is May 1, 2000. The Contract is amended in the following manner:

The first paragraph of the WITHDRAWAL CHARGE provision is deleted in its entirety and replaced with the following:

     "WITHDRAWAL CHARGE -- A Withdrawal Charge may be deducted in the event of a withdrawal of all or a portion of the Contract Value. The Withdrawal Charge is imposed on a withdrawal of Contract Value attributable to a Purchase Payment within seven (7) years of receipt of the Purchase Payment. The Withdrawal Charge, if any, is equal to 7% of the Purchase Payment withdrawn within the first year following receipt, 6% of the Purchase Payment withdrawn within the second year following receipt, 5% of the Purchase Payment withdrawn within the third year following receipt, 4% of the Purchase Payment withdrawn within the fourth year following receipt, 3% of the Purchase Payment withdrawn within the fifth year of receipt, 2% of the Purchase Payment withdrawn within the sixth year of receipt, 1% of the Purchase Payment withdrawn within the seventh year of receipt and 0% thereafter."

All other terms and conditions of the Contract remain unchanged.

First Cova Life Insurance Company has caused this Endorsement to be signed by its President and Secretary.




_______________________________Secretary       ________________________President





CNY-4339 (3/00)